September 27, 2018

Deborah Thomas
Chief Financial Officer
Hasbro, Inc.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

       Re: Hasbro, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           File No. 001-06682

Dear Ms. Thomas:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure